# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Man Alternative Income Fund, CIK 0002070029
CUSIP: 000000000
Title of class of securities: Class I shares of beneficial interest, par value $0.01 per share
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 21st Floor, New York, New York (NY), 10105
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002088446

## Reporting persons
- Man Investments Finance Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (100% of the class)
- Man Group plc: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (100% of the class)
- GLG LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (100% of the class)
- GLG Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (100% of the class)
- Varagon Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (100% of the class)
- Man Global Private Markets (USA) Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (100% of the class)

## Item 1. Issuer
Name of issuer: Man Alternative Income Fund
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 21st Floor, New York, New York 10105

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) Man Investments Finance Inc.
1345 Avenue of the Americas, 21st Floor
New York, New York 10105
Citizenship: State of Delaware

(ii) Man Group plc
Riverbank House, 2 Swan Lane
London, United Kingdom EC4R 3AD
Citizenship: Jersey

(iii) GLG LLC
1345 Avenue of the Americas, 21st Floor
New York, New York 10105
Citizenship: State of Delaware

(iv) GLG Partners LP
Riverbank House, 2 Swan Lane
London, United Kingdom EC4R 3AD
Citizenship: United Kingdom

(v) Varagon Capital Partners, L.P.
299 Park Avenue
New York, New York 10171
Citizenship: State of Delaware

(vi) Man Global Private Markets (USA) Inc.
1345 Avenue of the Americas, 21st Floor
New York, New York 10105
Citizenship: State of Delaware
Address of principal business office or, if none, residence: See Item 2(a).
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) with respect to each Reporting Person is set forth in Rows 5-11 of the applicable cover pages hereto, and is incorporated herein by reference.

As of June 30, 2026, the Reporting Persons may be deemed to beneficially own an aggregate of 10,000 Class I shares of beneficial interest, par value $0.01 per share (the "Class I Shares") of Man Alternative Income Fund (the "Issuer").

The Class I Shares are held directly by Man Investments Finance Inc. Each of GLG LLC, GLG Partners LP, Varagon Capital Partners, L.P. and Man Global Private Markets (USA) Inc. (together the "Advisors") may be deemed to have investment and voting authority over the Class I Shares held directly by Man Investments Finance Inc. Man Group plc indirectly, through various intermediate entities, controls Man Investments Finance Inc. and the Advisors and may be deemed to have beneficial ownership over the Class I shares held directly by Man Investments Finance Inc.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Each such Reporting Person may be deemed to beneficially own the Class I Shares beneficially owned directly by Man Investments Finance Inc. or indirectly controlled by it, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (except to the extent it directly holds Issuer securities reported herein) is the beneficial owner of the Class I Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class I Shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Class I Shares listed on such Reporting Person's cover page.
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, by and among the Reporting Persons

## Signatures
- Man Investments Finance Inc.: /s/ Nancy Lynch, Nancy Lynch, Authorized Signatory (08/14/2026)
- Man Group plc: /s/ Simon Tyrrell, Simon Tyrrell, Authorized Signatory (08/14/2026)
- GLG LLC: /s/ Nancy Lynch, Nancy Lynch, Authorized Signatory (08/14/2026)
- GLG Partners LP: /s/ Scott Jardine, Scott Jardine, Authorized Signatory (08/14/2026)
- GLG Partners LP: /s/ Aled Knights, Aled Knights, Authorized Signatory (08/14/2026)
- Varagon Capital Partners, L.P.: /s/ Nancy Lynch, Nancy Lynch, Authorized Signatory (08/14/2026)
- Man Global Private Markets (USA) Inc.: /s/ Nancy Lynch, Nancy Lynch, Authorized Signatory (08/14/2026)